MATERIAL CHANGE REPORT UNDER SECTION 146 (1)
OF THE SECURITIES ACT (ALBERTA)
AND SIMILAR PROVISIONS OF OTHER PROVINCIAL
SECURITIES LEGISLATION

ITEM 1

Reporting Issuer:

Talisman Energy Inc.
3400, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

ITEM 2

Date of Material Change:

October 30, 2002

ITEM 3

Press Release:

Talisman Energy Inc. issued a press release on October 30, 2002 (through Canada News Wire) at Calgary, Alberta disclosing the nature and substance of the material change.

ITEM 4

Summary of the Material Change:

Talisman Energy Inc. (together with its subsidiaries, "Talisman") has entered into a definitive agreement for the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan.

ITEM 5

Full Description of Material Change:

Talisman has entered into a definitive agreement for the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited, a subsidiary of Oil and Natural Gas Corporation Limited, India's national oil company.

The aggregate amount to be realized by Talisman and its subsidiaries from the transaction, including interest and other closing adjustments, is anticipated to be approximately US$758 million (C$1.2 billion).  As part of the sale, the purchaser will receive the benefit of all free cash flow from Talisman's interest in the project commencing September 1, 2002 and will also receive associated working capital as of August 31, 2002, estimated to be US$30 million.  In accordance with accepted accounting principles, Talisman will continue to record production, cash flow and capital expenditures related to the project until closing.  Talisman expects to book an after tax gain of approximately C$340 million upon completion of the transaction.

Talisman expects the sale to be completed by December 31, 2002.  The completion of the transaction is subject to certain conditions, primarily relating to obtaining consents from the Government of Sudan and the other consortium members and to the waiver or expiry of rights of first refusal.

The sale will not relieve Talisman Energy Inc. of any potential liability that it may have under the Alien Tort Claims suit that has been brought against it in the United States.

Talisman intends to repurchase sufficient shares to ensure at least 5% production per share growth on a comparable basis, with or without Sudan, for 2003 over 2002.  At the time of the announcement of the sale transaction, Talisman stated that it intends to use existing credit facilities to commence share repurchases right away under its existing normal course issuer bid and to continue when sale proceeds are in hand.

ITEM 6

Reliance on Section 146(2) of the Securities Act:

Not applicable.

ITEM 7

Omitted Information:

Not applicable.

ITEM 8

Senior Officer:

For further information, please contact M. Jacqueline Sheppard, Vice-President, Legal and Corporate Projects, and Corporate Secretary, at the above mentioned address or at (403) 237-1183.

ITEM  9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta this 8th day of November, 2002.

TALISMAN ENERGY INC.

Per:

M. JACQUELINE SHEPPARD

M. Jacqueline Sheppard

Vice-President, Legal and Corporate Projects and Corporate Secretary

This material change report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including expectations relating to the completion of the sale transaction, future production growth per share and share repurchases.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in those statements.  These risks and uncertainties include, but are not limited to, the need to satisfy the conditions to the proposed sale, the possibility that the purchaser will not continue to cooperate to complete the transaction and the risks inherent in exploring for, developing and producing crude oil and natural gas.  Additional information on the risks and other factors which could affect Talisman's operations or financial results are included in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of Talisman's management at the time the statements are made.  Talisman assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

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